NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the American Depositary Shares, representing Preferred shares, par value $0.125 ('American Depositary Shares') of Avianca Holdings S.A. (the 'Company') from listing and registration on the Exchange at the opening of business on June 8, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the American Depositary Shares are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company is no longer suitable for listing pursuant to Listed Company Manual (the 'Manual') Section 802.01D after the Company's May 10, 2020 disclosure that it has filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed'. The Exchange, on May 11, 2020, determined that the American Depositary Shares of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the American Depositary Shares from listing and registration on the Exchange. The Company was notified by phone and letter on May 11, 2020. Pursuant to the above authorization, on May 11, 2020, a press release regarding the delisting was issued and posted on the Exchange's website and trading in the American Depositary Shares was suspended prior to market open. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the American Depositary Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.